Exhibit 99.2

NEWS RELEASE

For Immediate Release

Contact: Raymond M. Soto (203) 853-0700

BOLT TECHNOLOGY ANNOUNCES AGREEMENT TO SELL SUBSIDIARY

NORWALK, CT., May 6, 2008 – Bolt Technology Corporation (BOLT:NASDAQ) today announced that it has signed a definitive agreement for the sale of substantially all of the assets of its wholly-owned subsidiary, Custom Products Corporation (“Custom Products”) to A&A Manufacturing Co., Inc. (“A&A”) which is located in New Berlin, Wisconsin for $5,250,000 in cash, subject to certain post-closing adjustments.

The closing of the sale, which is subject to the satisfaction of certain conditions, including conditions customary to transactions of this type, is anticipated to occur prior to Bolt’s fiscal year end of June 30, 2008 and is expected to result in a pre-tax gain in excess of $500,000.

Raymond M. Soto, Bolt’s Chairman, President and CEO, commented on the transaction, “Custom Products, which manufactures and sells precision miniature clutches, has been a part of our Company for ten years and has been a steady contributor. However, after careful strategic evaluation, we believe that Custom will be a better fit with A&A and the sale will allow us to more effectively focus on developing our core businesses in the oil services industry.”

Bolt Technology Corporation is a leading worldwide developer and manufacturer of seismic energy sources, seismic source controllers and synchronizers and underwater connectors used in offshore seismic exploration for oil and gas.

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